Exhibit 99.1

NEWS RELEASE

For Further Information Contact:

Roy Wolvin
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Announces New Positive Results in Phase 3 Repeat Injection Study of NX-1207 for BPH

HASBROUCK HEIGHTS, NJ (January 22, 2013) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) is pleased to announce new positive Phase 3 safety and efficacy data for the Company’s U.S. study NX02-0020. The NX02-0020 study is a prospective clinical safety evaluation of re-injection of the Company’s NX-1207 drug for prostate enlargement (benign prostatic hyperplasia or BPH). Study participants consisted of 192 consecutively treated men who had previously participated in the completed NX02-0014 and NX02-0016 Phase 2 trials or in the ongoing NX02-0017 and NX02-0018 trials and who wished an open label injection of NX-1207.

The mean duration from the initial injection to the final assessment was 26 months. Improvement in the American Urological Association BPH Symptom Index Score was assessed over this greater than 2 years period, and the mean overall improvement in the 192 treated men was 7.6 points (p <.001). Further analyses will be conducted upon the unblinding of NX02-0017 and NX02-0018 trials.

“This degree of long-term improvement is unprecedented in this condition considering that it is a simple, painless and safe injection with no sexual side effects, and that it has been demonstrated in a large series of treated patients” said Paul Averback MD, CEO of Nymox.

The study has completed its six month primary endpoint of the safety evaluation of NX-1207 re-injection with a positive safety assessment. No significant adverse events related to the drug occurred. NX-1207 treatment for BPH was not associated with the sexual, cardiovascular, or other side effects associated with approved BPH medications.

The Company will present more detailed scientific data from the new study at upcoming medical conferences.

Nymox has other trials for NX-1207 in progress, including larger pivotal safety and efficacy studies, and a study of NX-1207 in low risk localized prostate cancer.

BPH causes progressive difficulties with urination, such as nocturia, urge to void frequently, acute urinary retention and other problems. The condition can seriously impact the health and quality of life of middle aged and older men. It is estimated that 50% of men in their 50s have pathological signs of prostatic hyperplasia and a high proportion of men as they age suffer from moderate to severe urinary problems and symptoms associated with BPH.

More information about Nymox is available at www.nymox.com, email: info@nymox.com, or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the United States Securities and Exchange Commission and other regulatory authorities.

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